Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

Immutep to Present at Upcoming Industry Conferences

SYDNEY, AUSTRALIA – 26 February 2019 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (Immutep or the Company), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune diseases, today announced its participation in various upcoming industry conferences.

The Company will be presenting updated clinical data from the Phase I TACTI-mel trial in metastatic melanoma for its lead product candidate eftilagimod alpha (“efti” or “IMP321”) and new data relating to its pre-clinical product candidate, IMP761, a novel anti-LAG-3 agonist antibody for the treatment of auto-immune diseases, at industry conferences in March 2019.

Conference:	World Immunotherapy Congress USA 2019

Dates:	3-5 March 2019

Venue:	Grand Hyatt, San Diego, USA

Presentation Title:	Two ACTive Immunotherapies (TACTI): Results of a Phase I trial with metastatic melanoma patients

Presenter:	Dr. Frédéric Triebel, CSO and CMO of Immutep

Conference:	14th Congress of ECCO (European Crohn’s and Colitis Organisation)

Dates:	6-9 March 2019

Venue:	Bella Center, Copenhagen, Denmark

Presentation Title:	IMP761, a novel anti-LAG-3 agonist antibody for the treatment of auto-immune diseases

Presenter:	Mathieu Angin, Phd, Immutep Research Scientist

All presentations will be made available on the Company’s website.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833); a Phase II clinical trial referred to as TACTI-002 (Two ACTive Immunotherapies) to evaluate a combination of efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a planned Phase I clinical trial referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinical trials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Immutep is listed on the Australian Stock Exchange (IMM), and on the NASDAQ (IMMP) in the US.

Further information can be found on the Company’s website www.immutep.com or by contacting:

U.S. Investors:

Jay Campbell, Chief Business Officer, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com

U.S. Media:

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com

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